UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2024

CONCREIT FUND I LLC

(Exact name of issuer as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	84-2200971 (I.R.S. Employer |Identification No.)

1201 3rd Ave Ste 2200 Seattle, WA 98101 (Full mailing address of principal executive offices)

(206) 607-6080 (Issuer’s telephone number, including area code)

Investor Shares

 (Title of each class of securities issued pursuant to Regulation A)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited consolidated financial statements and related notes thereto included elsewhere in this semiannual report on Form 1-SA.

All capitalized terms used herein and not otherwise defined on this Form 1-SA will have the meanings set forth in the Offering Circular (defined below).

Forward-Looking Statements

This semiannual report on Form 1-SA contains forward-looking statements about our business, operations and financial performance, including statements about our plans, strategies and objectives. Our use of words like “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “will” and similar expressions or statements regarding future periods or events are intended to identify forward-looking statements. These statements address our plans, strategies and objectives for future operations, including in relation to future growth and availability of funds, and are based on current expectations which involve numerous risks, uncertainties and assumptions. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to accurately predict and many of which are beyond our control. Although we believe the assumptions underlying the forward-looking statements, and the forward looking statements themselves, are reasonable, any of the assumptions could prove to be inaccurate and, therefore, there can be no assurance that these statements will themselves prove accurate and our actual results, performance and achievements may materially differ from those expressed or implied by these statements as a result of numerous factors, including, without limitation, those discussed elsewhere on this Form 1-SA and under the heading “Risk Factors” in our offering circular dated May 6, 2021 (the “Offering Circular”), as the same may be amended or supplemented from time to time, a copy of which may be accessed here, as well as from time to time in our other filings with the Securities and Exchange Commission (the “Commission”). In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our plans, strategies and objectives, which we consider to be reasonable, will be achieved. We do not undertake to revise or update any forward-looking statements.

Operating Results

Overview

Concreit Fund I LLC, (the “Company”, “Fund”, “we”, “us”, “our” and “Concreit”) is a Delaware limited liability company formed to invest in and manage a diversified portfolio of Real Estate Investments in the United States. On May 13, 2021, our offering of up to $75,000,000 in Investor Shares, which represent limited liability interests in our Company (the “Offering”) was qualified with the Commission. We commenced our operations on July 12, 2019 with proceeds from our Private Placement to Accredited Investors under Regulation D. We expect to use substantially all of the net proceeds from this Offering to originate, structure and acquire Real Estate Investments.

We are externally managed by Concreit Fund Management LLC (our “Manager”), which is a wholly-owned subsidiary of Concreit Inc., a Delaware corporation (our “Sponsor”). Our Sponsor owns and operates an online investment platform www.concreit.com (the “Concreit Platform”) and the investment mobile application (the “Concreit App”) that allows potential investors to become equity holders in real estate opportunities that may have been historically difficult to access for most retail investors. Our Manager has the authority to make all of the decisions regarding our Real Estate Investments, subject to the limitations in our Operating Agreement and the direction and oversight of our Manager’s investment advisory committee. Currently, we do not currently have any employees, nor do we currently intend to hire any employees who will be compensated directly by us.

Results of Operations

Revenue

For the six months ended on June 30, 2024, we had revenue of approximately $389,763 compared to revenues of approximately $296,110 for the same period in 2023. The revenue is primarily attributable to the capital raised that has been deployed in debt instruments. The increase in net income over the comparable prior period was due to an increased investment balance generating a higher investment income.

Expenses

For the six months ended on June 30, 2024, we incurred aggregate expenses of approximately $101,086, which includes asset management fees, servicing fees, administration fees, and broker-dealer fees. For the same period in 2023, we incurred expenses of approximately $96,253. The Company has relied on Concreit Inc. to cover the general and administrative expenses associated with running our business. At this time, Concreit Inc. has begun to recoup the cost of these covered expenses.

Distributions

For the six months ended on June 30, 2024, the following table summarizes the distributions declared and paid by the Company:

Distribution Period	Daily Distribution Amount per Investor Share	Date of Declaration	Payment Date	Annualized Yield(1)
12/30/2023 - 01/05/2024	$0.00017083333333	12/31/2023	01/05/2024	6.42%
01/06/2024 - 01/12/2024	$0.00017083333333	12/31/2023	01/12/2024	6.42%
01/13/2024 - 01/19/2024	$0.00017083333333	12/31/2023	01/19/2024	6.42%
01/20/2024 - 01/26/2024	$0.00017083333333	12/31/2023	01/26/2024	6.42%
01/27/2024 - 02/02/2024	$0.00017083333333	12/31/2023	02/02/2024	6.42%
02/03/2024 - 02/09/2024	$0.00017083333333	01/31/2024	02/09/2024	6.42%
02/10/2024 - 02/16/2024	$0.00017083333333	01/31/2024	02/16/2024	6.42%
02/17/2024 - 02/23/2024	$0.00017083333333	01/31/2024	02/23/2024	6.42%
02/24/2024 - 03/01/2024	$0.00017083333333	01/31/2024	03/01/2024	6.42%
03/02/2024 - 03/08/2024	$0.00017083333333	02/29/2024	03/08/2024	6.42%
03/09/2024 - 03/15/2024	$0.00017083333333	01/03/2024	03/09/2024	6.42%
03/16/2024 - 03/22/2024	$0.00017083333333	02/03/2024	03/10/2024	6.42%
03/23/2024 - 03/29/2024	$0.00017083333333	03/03/2024	03/11/2024	6.53%
03/30/2024 - 04/05/2024	$0.00017083333333	03/29/2024	04/05/2024	6.53%
04/06/2024 - 04/12/2024	$0.00017361111111	03/29/2024	04/12/2024	6.53%
04/13/2024 - 04/19/2024	$0.00017361111111	03/29/2024	04/19/2024	6.53%
04/20/2024 - 04/26/2024	$0.00017361111111	03/29/2024	04/26/2024	6.53%
04/27/2024 - 05/03/2024	$0.00017361111111	03/30/2024	05/03/2024	6.53%
05/04/2024 - 05/10/2024	$0.00017361111111	03/30/2024	05/10/2024	6.53%
05/11/2024 - 05/17/2024	$0.00017361111111	03/30/2024	05/17/2024	6.53%
05/18/2024 - 05/24/2024	$0.00017361111111	03/30/2024	05/24/2024	6.53%
05/25/2024 - 05/31/2024	$0.00017361111111	03/30/2024	05/31/2024	6.53%
06/01/2024 - 06/07/2024	$0.00017361111111	04/30/2024	06/07/2024	6.53%
06/08/2024 - 06/14/2024	$0.00017361111111	04/30/2024	06/14/2024	6.53%
06/15/2024 - 06/21/2024	$0.00017361111111	04/30/2024	06/21/2024	6.53%
06/22/2024 – 06/28/2024	$0.00017361111111	04/30/2024	06/28/2024	6.53%
06/29/2024 - 07/05/2024	$0.00017361111111	05/31/2024	07/05/2024	6.53%

(1) Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $1.00 per Investor Share purchase price. While our Manager is under no obligation to do so, each annualized basis return assumes that our Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that our Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

Liquidity and Capital Resources

We are dependent upon the net proceeds from our Offering to conduct our operations. Our capital sources may include the net proceeds from our Offering and concurrent Private Placement to Accredited Investors under Regulation D, cash flow from operations, net proceeds from asset dispositions and sales, and any leverage we may employ. As of June 30, 2024 we had deployed approximately $8,493,857 for twenty-one Real Estate Investments and had approximately $147,374 in cash, or cash equivalents. We anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments as well as our operational costs.

As of June 30, 2024, we had no outstanding debt.

In the event we are unable to fully raise the maximum offering amount of $75,000,000, we will make fewer investments resulting in less diversification with respect to our Real Estate Investments. Although we are planning on concentrating investments in debt instruments which typically generate less fluctuations, the value of Investor Shares will fluctuate with the performance of the Real Estate Investments we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Trend Information

In 2024, the Federal Reserve implemented its first interest rate cut in over four years, marking a significant shift in monetary policy after a prolonged period of rate hikes aimed at controlling inflation. The Fed reduced the benchmark rate by 0.50 percentage points, lowering the target range to between 4.75% and 5.00%. This decision comes after a series of rate increases that began in 2022, which had raised rates to their highest levels in over two decades.

Implications of the Rate Cut

1.	Economic Recovery: The Fed’s action signals confidence that inflation is moderating and the economy is on a path to sustainable growth. Economists believe this cut will enhance the financial well-being of many Americans, particularly benefiting the middle class by reducing borrowing costs for mortgages, car loans, and credit cards.

2.	Market Reactions: The reduction in interest rates is expected to have a ripple effect throughout various sectors, including real estate and consumer finance. Lower rates can stimulate demand for housing and other loans, potentially increasing transaction volumes in real estate markets.

3.	Investment Strategies: With interest rates decreasing, investors may find opportunities in commercial real estate and multifamily properties as borrowing costs decline and liquidity increases across the financial system. This could lead to rising property values as cash flow coverage improves.

4.	Future Projections: Analysts predict further rate cuts may follow, with expectations of an additional 0.50% decrease by the end of 2024 and a total reduction of around 1.25% by 2025. The pace of these cuts will depend on economic data and inflation trends.

5.	Challenges Ahead: Despite these positive developments, there are concerns about potential economic disruptions and the risk of recession. While current indicators suggest a soft landing for the economy, vigilance is necessary as market conditions can change rapidly.

The Federal Reserve’s decision to cut interest rates marks a pivotal moment in its monetary policy strategy, aimed at fostering economic stability and growth. As borrowing costs decline, both consumers and investors may benefit from increased access to credit and investment opportunities, although careful monitoring of economic indicators will be essential to navigate potential challenges ahead.

Off-Balance Sheet Arrangements

As of June 30, 2024, we had no off-balance sheet arrangements.

Recent Developments

Distributions

The following table summarizes the distributions declared and paid by the Company since June 30, 2024 throughout September 20, 2024:

Distribution Period	Daily Distribution Amount per Investor Share	Date of Declaration	Payment Date	Annualized Yield(1)
07/06/2024 - 07/12/2024	$0.00017361111111	06/30/2024	07/12/2024	6.53%
07/13/2024 - 07/19/2024	$0.00017361111111	06/30/2024	07/19/2024	6.53%
07/20/2024 - 07/26/2024	$0.00017361111111	06/30/2024	07/26/2024	6.53%
07/27/2024 - 08/02/2024	$0.00017361111111	06/30/2024	08/02/2024	6.53%
08/03/2024 - 08/09/2024	$0.00017361111111	07/30/2024	08/09/2024	6.53%
08/10/2024 - 08/16/2024	$0.00017361111111	07/30/2024	08/16/2024	6.53%
08/17/2024 - 08/23/2024	$0.00017361111111	07/30/2024	08/23/2024	6.53%
08/24/2024 - 08/30/2024	$0.00017361111111	07/30/2024	08/30/2024	6.53%
08/31/2024 - 09/06/2024	$0.00017361111111	08/30/2024	09/06/2024	6.52%
09/07/2024 – 09/13/2024	$0.00017361111111	08/30/2024	09/13/2024	6.52%
09/14/2024 – 09/20/2024	$0.00017361111111	08/30/2024	09/20/2024	6.52%

Investments

See note 7 of the financial statements for details related to the investments by the Company from July 1, 2024 throughout September 20, 2024.

Redemption Plan

From July 1, 2024 through September 20, 2024 we have received $840,568 in redemption requests and have redeemed approximately 1,002,278 shares for $962,091.

Item 2. Other Information

REIT Election

The Company intends to qualify as a REIT for U.S. federal income tax purposes as of December 31, 2024.

Item 3. Financial Statements (unaudited)

CONCREIT FUND I LLC

STATEMENTS OF FINANCIAL CONDITION

As of June 30, 2024 (unaudited) and

As of December 31, 2023 (audited)

	6/30/24	2023

Assets:
Cash and cash equivalents	$147,374	$566,500
Dividends and interest receivable	71,068	58,669
Related party receivable	2,243	1,251
Equity investments, cost	2,100,000	2,100,000
Loan participations	6,393,857	5,441,629
Total assets	$8,714,543	$6,173,818

Liabilities and Members’ Equity:
Liabilities:
Due to related parties	$23,407	$8,774
Accrued liabilities	67,109	56,823
Total liabilities	90,516	65,597

Commitments and contingencies (Note 4)

Members’ Equity:
Common shares	—	—
Investor shares	8,618,572	8,150,182
Retained earnings / (Accumulated deficit)	5,454	(47,729)
Total members’ equity	8,624,026	8,102,453
Total liabilities and members’ equity	$8,714,543	$8,168,050

See accompanying notes to financial statements.

CONCREIT FUND I LLC

STATEMENTS OF INCOME

For the Six Months Ended June 30, 2024 (unaudited)

and For Fiscal Year 2023 (audited)

	6/30/24	2023
Investment Income:
Dividend and interest income	$389,763	$628,213
Realized gain on marketable securities	—	—
Net investment income	389,763	628,213

Operating Expense:
General and administrative	101,086	178,952
Net income	$288,677	$449,261

See accompanying notes to financial statements.

CONCREIT FUND I LLC

STATEMENT OF MEMBERS’ EQUITY

For the Six Months Ended June 30, 2024 (unaudited)

and For Fiscal Year 2023 (audited)

	Common Shares		Investor Shares		Retained Earnings/Accumulated	Total Members
	Shares	Amount	Shares	Amount	Deficit	Equity
December 31, 2022	10,000	$10,000	6,198,300	$5,972,957	$(35,511)	$3,556,144
Investor Shares issued for cash	—	—	5,049,586	4,847,603	—	4,847,603
Redemptions	—	—	(2,781,643)	(2,670,378	—	(2,670,378
Redemptions to related parties	(10,000)	(10,000)				(10,000)
Distributions to members	—	—	—	—	(461,479)	(461,479
Net income	—	—	—	—	449,261	449,261
December 31, 2023	—	$—	8,466,243	$8,150,182	$(47,729)	$8,102,453
Investor Shares issued for cash	—	—	1,421,100	2,300,987	—	2,300,987
Redemptions	—	—	(1,908,955)	(1,832,597	—	(1,832,597
Redemptions to related parties
Distributions to members	—	—	—	—	(235,494)	(235,494
Net income	—	—	—	—	288,676	288,676
June 30, 2024	—	$—	7,978,387	$8,618,572	$5,453	$8,624,025

See accompanying notes to financial statements.

CONCREIT FUND I LLC

STATEMENT OF CASH FLOWS

For the Six Months Ended June 30, 2024 (unaudited)

and For Fiscal Year 2023 (audited)

	6/30/24	2023

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$288,676	$449,261
Adjustments to reconcile net income to net cash used in operating activities:	—	—
Realized gain on marketable securities	—	—
Changes in operating assets and liabilities:	—	—
Dividends and interest receivable	(12,398)	6,311
Due to related parties	13,641	(101,536)
Accrued liabilities	10,287	(50,553)
Net cash provided by operating activities	300,206	303,483

CASH FLOWS FROM INVESTING ACTIVITIES:
Net purchases of equity investments		(700,000)
Net purchases of loan participations	(6,393,857)	(5,194,289)
Repayments of loan participations	5,441,629	4,281,925
Net cash used in investing activities	(952,228)	(1,612,364)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of investor shares	2,300,987	4,847,603
Redemption to related parties	—	(10,000)
Redemptions by members	(1,832,597)	(2,670,378)
Distributions to members	(235,494)	(461,479)
Net cash provided by financing activities	232,896	(1,705,746)

Increase in cash and cash equivalents	(419,126)	396,865
Cash and cash equivalents, beginning of year	566,500	169,635
Cash and cash equivalents, end of period	$147,374	$566,500

Supplemental disclosures of cash flow information:
Cash paid for interest	$—	$—
Cash paid for income taxes	$—	$—

See accompanying notes to financial statements.

 CONCREIT FUND I LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Concreit Fund I LLC (the “Fund”) was formed on May 24, 2019 (“Inception”) in the State of Delaware. The Fund’s headquarters are located in Seattle, WA.

Concreit Fund I LLC was formed to make investing into Commercial Real Estate (“CRE”) accessible to the everyday investor and make known the benefits of investing into CRE. The Fund intends to qualify as a real estate investment trust (“REIT”) and plans to originate, invest in and manage a diversified portfolio of commercial real investments and other real estate-related assets. Substantially all of the Fund’s business is externally managed by Concreit Fund Management LLC, a Delaware limited liability company (the “Manager”).

The Fund will apply to the Internal Revenue Service (the “IRS”) to be treated as a REIT for federal income tax purposes. Although the Manager is not currently aware of any reason why the Fund would not qualify as a REIT, they can give no absolute assurance that the IRS will not successfully challenge the classification of the Fund as a REIT. To qualify as a REIT, a fund must have the bulk of its assets and income connected to real estate investment and must distribute at least 90 percent of its taxable income to shareholders annually in the form of dividends. In addition to paying out at least 90 percent of its taxable income annually in the form of shareholder dividends, a REIT must:

●	Be an entity that would be taxable as a corporation but for its REIT status;

●	Be managed by a board of directors or trustees;

●	Have shares that are fully transferable;

●	Have a minimum of 100 shareholders after its first year as a REIT;

●	Have no more than 50 percent of its shares held by five or fewer individuals during the last half of the taxable year;

●	Invest at least 75 percent of its total assets in real estate assets and cash;

●	Derive at least 75 percent of its gross income from real estate related sources, including rents from real property and interest on mortgages financing real property;

●	Derive at least 95 percent of its gross income from such real estate sources and dividends or interest from any source; and

●	Have no more than 25 percent of its assets consist of non-qualifying securities or stock in taxable REIT subsidiaries.

Going Concern / Management’s Plans

The financial statements for the Fund have been prepared on a going concern basis, which assumes that the company will continue its operations and meet its obligations in the normal course of business. However, there are doubts about the Fund’s ability to sustain itself as a going concern over the next twelve months. The Fund’s future viability is contingent upon its ability to generate sufficient cash flow from its investments and/or secure financing from its management.

Currently, there are no guarantees that the Fund can consistently produce cash flow or that management will always be able to provide necessary funding. Consequently, the financial statements do not reflect any potential adjustments related to the recoverability and classification of recorded asset amounts or the liabilities that may be required if Concreit Fund I LLC is unable to continue as a going concern.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Fund conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Fund. Unobservable inputs are inputs that reflect the Fund’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Fund’s marketable equity security is deemed to be a Level 1 financial asset as the fair value is nationally quoted market prices.

Risks and Uncertainties

The Fund’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. Interest rates have caused some dislocations in commercial real estate and may impact the Fund’s operations. A host of factors beyond the Fund’s control could cause fluctuations in these conditions, including but not limited to: its ability to raise sufficient funds from investors to acquire investments in commercial real estate, the availability of suitable loans or real estate properties to acquire, and changes to Regulation A+ Tier 2. Adverse developments in these general business and economic conditions could have a material adverse effect on the Fund’s financial condition and the results of its operations. By investing into loan participations, the Fund loses flexibility and control, could become overly reliant on the lead lender, may be unable to obtain information in a timely manner, and losses exposure under workout or liquidation.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Fund considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Investments in Real Estate Debt

The Fund’s commercial real estate debt investments may be held to maturity and accordingly, are carried at cost, net of unamortized loan fees, premium, discount and unfunded commitments. The Manager reviews the debt related investments on a monthly basis, or more frequently when such an evaluation is needed, to determine if an impairment exists. A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that the Fund will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. Commercial real estate debt investments that are deemed to be impaired are carried at amortized cost less a loan reserve, if deemed appropriate.

Investments in Securities

The Fund accounts for investments in available-for-sale securities at fair value based on quoted market prices. The Fund records investments in debt securities at amortized cost for held-to-maturity debt and at fair value when debt is considered available-for-sale. Gains and losses in available-for-sale securities and debt are recorded in operations.

Investments in, and Income from, Private Equity Securities

The Fund records its initial investment at cost, recognizes its share of each entity’s income or loss, increases its investment for capital contributions, and reduces its investment balance by any distributions received. Cash distributions that the Fund receives in excess of the carrying amount of its investment are recorded as income (if certain criteria are met), and the equity method of accounting is suspended. The Fund would record future equity method earnings only after its share of cumulative earnings during the suspended period exceeds the income recognized for the excess cash distributions. The Fund’s investments are periodically reviewed for impairment. The Fund records an impairment charge when events or circumstances change indicating that a decline in fair value below carrying value has occurred and such decline is other than temporary.

As of June 30, 2024, none of the private equity investments were considered impaired, and no impairment charges were recorded in the financial statements. The Fund is invested in four private equity investments as of June 30, 2024.

Investments in Debt Securities and Loan Participations

Fund records investments in debt securities at amortized cost. Income is recorded as earned. The Fund’s investments are periodically reviewed for impairment. The Fund records an impairment charge when events or circumstances change indicating a significant decline in fair value below carrying value.

As of June 30, 2024, none of the investments in debt securities and loan participations were considered impaired, and no impairment charges were recorded in the financial statements. The Fund is invested in seventeen (17) loan participations as of June 30, 2024.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Real Estate Held for Investment

Real estate assets are stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives. Depreciation is computed on a straight-line basis over the useful lives of the properties (buildings and improvements— ten (10) to 40 years; furniture, fixtures and equipment—five (5) to ten (10) years. The Manager continually evaluates the recoverability of the carrying value of its real estate assets using the methodology prescribed in accounting standards codification (“ASC”) Topic 360, “Property, Plant and Equipment,” Factors considered by management in evaluating impairment of its existing real estate assets held for investment include significant declines in property operating profits, annually recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Under ASC Topic 360, a real estate asset held for investment is not considered impaired if the undiscounted, estimated future cash flows of an asset (both the annual estimated cash flow from future operations and the estimated cash flow from the theoretical sale of the asset) over its estimated holding period are in excess of the asset’s net book value at the balance sheet date. If any real estate asset held for investment is considered impaired, a loss is provided to reduce the carrying value of the asset to its estimated fair value.

Real Estate Held for Sale

The Fund will periodically classify real estate assets as held for sale. An asset is classified as held for sale after the approval of the Fund’s board of directors and after an active program to sell the asset has commenced. Upon the classification of a real estate asset as held for sale, the carrying value of the asset is reduced to the lower of its net book value or its estimated fair value, less costs to sell the asset. Subsequent to the classification of assets as held for sale, no further depreciation expense is recorded. Real estate assets held for sale will be stated separately on the balance sheet. Upon a decision to no longer market as an asset for sale, the asset is classified as an operating asset and depreciation expense is reinstated. A gain or loss on the sale of a property will be recorded in the statement of operations.

Cost Capitalization

A variety of costs are incurred in the acquisition and development of properties such as costs of acquiring a property development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. The capitalization policy on development properties is guided by ASC Topic 835-20 “Interest – Capitalization Interest” and ASC Topic 970 “Real Estate - General”. The Fund ceases capitalization on costs upon completion.

Revenue Recognition

The Fund’s primary source of income is expected to be from lending activities. The Fund adopted FASB ASC 606, Revenue from Contracts with Customers, and its related amendments, using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Fund expects to be entitled to in exchange for those goods or services.

The Fund recognizes investment revenue on a monthly basis when earned.

Income Taxes

As a limited liability company, the Manager has elected to be taxed as a C corporation. The Fund intends to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intends to operate as such, beginning with the taxable year when qualification can be met. To qualify as a REIT, the Fund must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Fund’s annual REIT taxable income to its shareholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Fund generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its shareholders. Even if the Fund qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. All tax periods since Inception remain open to examination by the major taxing authorities in all jurisdictions where the Fund is subject to taxation. There are no ongoing tax examinations.

Earnings per Share

Earnings per share is computed by dividing net income by the weighted average number of investor shares outstanding during the period.

Concentration of Credit Risk

The Fund maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Fund may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

Under Section 107 of the JOBS Act, the Fund is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Manager has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Fund (i) is no longer an emerging growth Fund or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

The Financial Accounting Standards Board (“FASB”) issues Accounting Standard Updates (“ASU”) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Fund believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Fund or (iv) are not expected to have a significant impact on the Fund.

NOTE 3 – INVESTMENTS

Equity Investments in private corporations as of June 30, 2024 are as follows:

Type of Investment	6/30/2024 Invested Balance	12/31/2023 Invested Balance	Date of Acquisition (1)	Expected Rate (2)	6/30/2024 Interest Earned	12/31/2023 Interest Earned	6/30/2024 Receivables	12/31/2023 Receivables	Additional Notes
Private Equity	$400,000	$400,000	07/01/2022	9%	$20,092	$27,220	$3,000	$3,000
Private Equity	$1,000,000	$1,000,000	10/07/2022	10%	$50,000	$96,806	$8,333	$8,334
Private Equity	$500,000	$500,000	10/03/2022	8%	$9,134	$35,170	$10,000	$10,000
Private Equity	$200,000	$200,000	05/11/2022	11%	$—	$—	$—	$—	(3)
	$2,100,000				$79,226		$21,333

(1) Represents the initial investment date and does not account for follow on investments.

(2) Refers to the projected effective annual dividend rate for each investment. The expected rate presented does not distinguish between dividends that are paid current and dividends that accrue to the maturity date, nor does it include any increases in the expected rate that may occur in the future.

(3) Due the non-performance of this investment caused by a rapid rise in interest rates pushing debt cost over revenue during the value-add phase of the property (i.e. increases in insurance costs, utility costs, and premiums in rate caps) and the challenges in the capital markets in terms of providing financial support to execute the strategy of the project the Fund’s manager no longer believes this investment fits the risk profile of the Fund and plans to transfer this investment at par to an affiliate. No provision for loan loss has been recorded and prior receivables for 2022 have been written off.

Debt Investments as of June 30, 2024 are as follows:

Location	Type of Property	Type of Investment	6/30/2024 Unpaid Principal Balance (1)	12/31/2023 Unpaid Principal Balance (1)		Date of Acquisition	Interest Rate (2)	Maturity Date (3)	6/30/2024 Interest Earned	12/31/2023 Interest Earned	6/30/2024 Receivables	12/312023 Receivables	Additional Notes
Bloomfield, KY	Mixed-use	Note	$362,915		$362,915	12/09/2021	8%	04/01/2024	$16,077	$29,276	$2,419	$2,420
San Bernardino, CA	Multi-family	Note	$500,000		$500,00	04/19/2022	9%	03/01/2024	$23,539	$45,133	$3,750	$3,750
Seattle, WA	Single-family	Note	$515,000		$515,000	05/4/2023	9.5%	04/28/2024	$24,462	$32,073	$4,077	$4,077
Mountlake Terrace, WA	Single-family	Note	$480,250		$—	03/28/2024	10.25%	12/12/2024	$12,717	$—	$4,102	$—
Houston, TX	Single-family	Note	$193,071		$—	04/26/2024	10.75%	05/01/2025	$5,477	$—	$1,730	$—
Auburn, WA	Single-family	Note	$675,000		$—	05/07/2024	9.85%	11/20/2024	$9,788	$—	$5,541	$—
Issaquah, WA	Single-family	Note	$621,000		$—	05/10/2024	9.5%	01/03/2025	$8,194	$—	$4,916	$—
Everett, WA	Single-family	Note	$267,000		$—	05/30/2024	10%	11/04/2024	$2,299	$—	$2,225	$—
Enumclaw, WA	Single-family	Note	$160,000		$—	05/31/2024	10%	01/18/2025	$1,333	$—	$1,333	$—
La Porte, TX	Single-family	Note	$253,091		$—	06/27/2024	11%	07/01/2025	$—	$—	$—	$—
Everett, WA	Single-family	Note	$471,510		$—	03/8/2024	10.5%	6/1/2024	$15,560	$—	$4,126	$—
Seattle, WA	Single-family	Note	$256,000		$—	3/8/2024	10.5%	10/17/2024	$8,437	$—	$2,240	$—
Seattle, WA	Single-family	Note	$235,000		$—	3/8/2024	10.5	10/17/2024	$7,745	$—	$2,056	$—
Seattle, WA	Single-family	Note	$675,000		$675,000	10/21/2022	8.5%	12/25/2023	$32,541	$58,172	$4,781	$4,781
Conyers, GA	Single-family	Note	$233,865		$—	2/14/2024	10.75%	3/1/2025	$9,498	$—	$2,095	$—
Jonesboro, GA	Single-family	Note	$249,238	$		3/13/2024	10.75%	4/1/2025	$8,112	$—	$2,233	$—
Humble, TX	Single-family	Note	$245,918	$		4/10/2024	10.3%	5/1/2025	$5,629	$—	$2,111	$—
			$6,393,857						$191,408		$47,497

(1) Refers to the balance of each note. UBP may not be equivalent to the total commitment made by the Fund.

(2) Represents the projected effective annual interest rate on each secured loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.

(3) May not be the original maturity date, nor does it take into account any extensions that may be available.

Debt Investments paid off prior to June 30, 2024 are as follows:

Location	Type of Property	Type of Investment	Paid Principal Balance	2023 Unpaid Principal Balance (1)	Date of Acquisition	Interest Rate (2)	Disposition Date	2024 Interest Earned	2023 Interest Earned
Everett, WA	Single-family	Note	$364,000	$364,000	12/05/2023	10.5%	05/22/2024	$14,970	$2,758
Everett, WA	Single-family	Note	$261,000	$261,000	10/06/2023	10.25%	05/08/2024	$9,438	$6,242
Waynesboro, GA	Single-family	Note	$750,000	$750,000	12/09/2021	8%	04/30/2024	$31,464	$62,200
Humble, TX	Single-family	Note	$285,375	$—	01/02/2024	10.75%	01/04/2024	$10,482	$—
Fort Worth, TX	Single-family	Note	$226,099	$226,099	10/20/2023	11%	04/15/2024	$6,076	$4,861
Long Beach, WA	Single-family	Note	$112,500	$112,500	09/25/2023	10%	04/03/2024	$2,901	$3,000
Tacoma, WA	Single-family	Note	$212,400	$212,400	09/25/2023	10%	04/01/2024	$6,313	$5,664
Seattle, WA	Single-family	Note	$300,000	$—	02/21/2024	11%	03/19/2024	$2,202	$—
Enumclaw, WA	Single-family	Note	$350,000	$350,000	08/08/2023	9.5%	03/05/2024	$5,866	$13,208
Houston, TX	Single-family	Note	$236,041	$236,041	11/09/2023	10.75%	03/04/2024	$5,665	$3,665
Kent, WA	Single-family	Note	$605,000	$605,000	12/01/2023	10.5%	02/29/2024	$16,875	$5,294
Auburn, WA	Single-family	Note	$271,250	$271,250	08/24/2023	10.99%	02/14/2024	$3,561	$10,599
								$115,813

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Fund is not currently involved with any pending or threatening litigation against the Fund.

NOTE 5 - RELATED-PARTY FEES AND EXPENSES

The Manager, or its Affiliates, shall be entitled to receive the following fees:

Organizational and Offering Costs

Organizational and offering costs of the Fund were initially paid by the Initial Member and/or affiliates on behalf of the Fund. These organizational and offering costs include all expenses to be paid by the Fund in connection with the formation of the Fund, the qualification of the Offering, and the distribution of shares. The Fund anticipates that the Fund will be obligated to reimburse the Initial Member and/or affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Fund. The Initial Member has decided that the Fund shall only reimburse the Initial Member for the organizational and offering costs subject to a minimum capital raise of $5,000,000 and if the reimbursement does not jeopardize the health of the Fund.

The Fund will record a liability for organizational costs and offering costs payable to the Initial Member and/or affiliates when it is probable and estimable that a liability has been incurred in accordance with ASC 450, Contingencies. As a result, there will be no liability recognized until the Fund reaches a minimum capital raise of $5,000,000 and if the reimbursement does not jeopardize the health of the Fund and to maintain the objectives of returns to Investors of the fund.

Without jeopardizing the health of the Fund, once the Fund raises a minimum of $5,000,000, the Manager may book a liability with a corresponding reduction to equity for offering costs, and a liability and a corresponding expense to general and administrative expenses for organizational costs.

Asset Management Fee

The Fund will pay the Manager an annual asset management fee (the “Management Fee”), in an amount equal to one percent (1.0%) per annum (0.08333% per month) multiplied by the NAV as of the last day of the preceding month, calculated and paid monthly in arrears.

The Manager may deduct installments of the Management Fee when due from any cash distributions to which Investor Members would otherwise be entitled. If any such cash distribution is insufficient to cover the Management Fee in any month, the Investor Members will remit the difference to the Manager in subsequent distribution periods until the difference has been paid in full.

Acquisition Fee

Upon acquisition of fee simple interest in real estate, the Manager will be entitled to a fee equal to one percent (1.0%) if the acquisition dollar amount is greater than or equal to ten (10) million dollars and one and one-half percent (1.50%) if it is less than ten (10) million dollars. For investments in entities that hold real estate or real estate related assets, the Manager will be entitled to a fee equal to three quarters of a percent (0.75%) of the cost of such investment. When a joint venture of which the fund is a member acquires a fee simple in real estate, the Manager will be entitled to a fee equal to one percent (1.00%) of the cost of the real estate multiplied by the Fund’s percentage interest if the joint venture is greater than or equal to ten (10) million dollars and one and one half percent (1.50%) if the cost of the real estate multiplied by the Fund’s percentage interest in the joint venture is less than ten (10) million dollars.

Disposition Fee

Upon the Fund selling or disposing of real estate, the Manager will be entitled to a fee equal to twenty-five basis points (0.25%) of the selling price of every fee simple interest in the real estate. Further, upon the Fund selling or disposing of a fee simple interest in real estate where it is a member of a joint venture, the Manager will be entitled to a fee equal to twenty-five basis points (0.25%) of the selling price of the real estate multiplied by the Fund’s percentage interest in the joint venture.

Financing Fee

When the Fund obtains financing for real estate owned, directly or indirectly, the Manager will be entitled to a fee equal to one percent (1%) of the gross amount of the financing. Further, upon the Fund obtaining financing of real estate where it is a member of a joint venture, the Manager will be entitled to a fee equal to one percent (1%) of the gross amount of the financing multiplied by the Fund’s percentage interest in the joint venture.

Property Management Fee

The Manager will be entitled to a fee of equal to five percent (5.00%) of the gross rental income of the Fund during the preceding month for all properties that the Fund owns in fee simple interest or through a joint venture.

Other Fees

If the Manager is able to engage the servicer of third parties, including but not limited to insurance brokers, real estate brokers, and property managers, at rates below the prevailing market rates, the Manager will be entitled to a fee equal to the difference between the negotiated fee and the prevailing rate.

The Fund has recorded expenses of $71,875 and $133,406 related to these fees as of June 30, 2024 and December 31, 2023, respectively.

NOTE 6 – MEMBERS’ EQUITY

The Fund is authorized to sell an unlimited amount of common and investors shares.

The Fund received $1,832,597 and $4,847,603 in contributions from investor members in exchange for 1,908,955 and 5,049,586 investor shares, during the month ended June 30, 2024 and year ended December 31, 2023 respectively. The Fund’s Investor shares will not have voting rights except under the limited circumstances expressly provided in the Fund’s Operating Agreement.

The Fund has the ability to redeem Investor Shares through a Redemption Plan. The Fund may, at the Fund’s full discretion, choose to redeem Investor Shares presented for redemption for cash to the extent it has sufficient funds available. There is no assurance that there will be sufficient funds available for redemptions nor that the Manager will exercise its discretion to redeem such Investor Shares. During the month ended June 30, 2024 and year ended December 31, 2023, the Fund processed $1,274,088 and $2,670,378 in redemptions accounting for 1,343,893 and 2,781,644 redeemed investor shares, respectively

The Manager may, in its sole discretion, make and pay distributions of cash or other assets of the Fund to the Members. In determining cash flow available for distribution (the “Net Available Cash Flow”), the Manager may deduct any amounts necessary in its sole discretion in the following order of priority to (i) meet expenses and liabilities of the Fund, including the one percent (1%) Management Fee and establish reserves therefore, (ii) accommodate redemption requests under the Redemption Plan, and/or establish reserves therefore, and/or (iii) meet distributions under its Bonus Program and/or establish reserves therefore. Net capital event proceeds are not generally expected to be distributed. The Manager may, in its sole discretion, make and pay distributions of cash or other assets of the Fund. Distributions of $274,129 and $461,479 have been made as of June 30, 2024 and December 31, 2023, respectively.

Net Available Cash Flow will be determined as of the last day of each calendar month. Each Member’s share of each such distribution of Net Available Cash Flow will then be divided between the Members as follows:

● First, one hundred percent (100%), pro rata to each Investor Member until such Investor Member has received aggregate distributions for any accrued and unpaid Preferred Return Hurdle. The “Preferred Return Hurdle” means five percent (5%) per annum (0.416667% per month), which will be prorated based on a three hundred sixty (360) day year (for the avoidance of doubt, this step is intended to represent the applicable calendar month and any remaining shortfall of the prorated portion of the Preferred Return Hurdle from the prior calculation periods of that fiscal year.

NOTE 7 – SUBSEQUENT EVENTS

In connection with the preparation of the accompanying financial statements, the Manager has evaluated events and transactions occurring through September 20, 2024, for potential recognition or disclosure.

Offering

Subsequent to June 30, 2024,, the Fund has raised an approximately $37,961 from the issuance of investor shares and processed $934,809 in redemptions.

Debt Investments Subsequent of June 30, 2024 are as follows:
Location	Type of Property	Type of Investment	Unpaid Principal Balance (1)	Date of Acquisition	Interest Rate (2)	Maturity Date (3)
Houston, TX	Single-family	Note	$225,351	07/18/2024	10.3%	08/01/2025
Houston, TX	Single-family	Note	$195,009	07/31/2024	10.3%	08/01/2025
Fall City, WA	Single-family	Note	$495,000	08/09/2024	10%	02/10/2025
Federal Way, WA	Single-family	Note	$477,000	08/22/2024	9.99%	04/01/2025

Item 4. Exhibits

Exhibit No.		Description

2.1*	Edgar Link	Certificate of Formation
2.2*	Edgar Link	Form of First Amended and Restated Limited Liability Company Agreement
2.2.1*	Edgar Link	Form of First Amendment to the First Amended and Restated Limited Liability Company Agreement
4.1*	Edgar Link	Form of Subscription Agreement
4.2*	Edgar Link	Form of Automatic Investment Agreement
6.1*	Edgar Link	Management Services Agreement
6.1.1*	Edgar Link	First Amended and Restated Management Services Agreement
6.2*	Edgar Link	License Agreement
6.3*	Edgar Link	Form of Dealer Manager Agreement
6.3.1*	Edgar Link	Amendment to Dealer Manager Agreement
6.4*	Edgar Link	Form of Software and Services License Agreement
6.4.1*	Edgar Link	Amendment to Software and Services License Agreement

* Previously filed.

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in Seattle, Washington on September 20, 2024.

Concreit Fund I LLC

By:	Concreit Fund Management LLC, its Manager
By:	/s/ Sean Hsieh
Name: Sean Hsieh
Title: Sean Hsieh, CEO of Concreit Inc., Manager of
Concreit Fund Management LLC

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date
/s/Sean Hsieh	Sean Hsieh, CEO of Concreit Inc., Manager of Concreit Fund Management LLC	9/25/2024
/s/Sean Hsieh	Sean Hsieh, Chief Financial Officer of Concreit Fund I LLC	9/25/2024
/s/Chris Garnett	Chris Garnett, Chief Accounting Officer of Concreit Fund I LLC	9/25/2024